Exhibit 99.1

GMEX Robotics Announces $2 Million Private Investment at $1.0692 Per Share, a 20% Premium from Latest Market Close

SYDNEY, Australia, June 09, 2026 (GLOBE NEWSWIRE) -- GMEX Robotics Corporation (NASDAQ: GMEX) (“GMEX” or the “Company”), a developer of AI-powered robotic technologies, today announced it has entered into a securities purchase agreement for a private investment in public equity (the “PIPE”) financing with certain investors for gross proceeds of $2 million. GMEX intends to use the proceeds from the PIPE financing to support ongoing operations, advance strategic growth initiatives, acquisitions, and for general corporate purposes.

Pursuant to the terms of the securities purchase agreement, GMEX will issue 1,870,558 ordinary shares and 3,741,116 warrants to purchase 3,741,116 ordinary shares, initially exercisable at $1.0692 per share, subject to adjustment. The PIPE financing was priced at $1.0692 per ordinary share, which represents a 20% premium to the closing price of the Company’s ordinary shares on June 08, 2026. The issuance of the ordinary shares and warrants in the Private Placement was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The investors are not afforded registration rights and the Company is not obligated to provide registration rights to the investors, which reflected long term belief in and commitment to the Company from the investors. The PIPE financing is expected to close on or about June 11, 2026.

The securities issued in the PIPE financing have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About GMEX Robotics

Formerly known as Fitell Corporation, GMEX Robotics is a technology company operating at the intersection of consumer health and advanced automation. Building on a foundation of fitness equipment e-commerce, the Company is expanding its mission to design and deliver AI-driven robotic solutions that prioritize genuine consumer needs.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and other filings with the Securities Exchange Commission.

Media Contact:

Jacqueline Grose

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com

Investor Contact:

CoreIR

IR@GMEXRobotics.com